82-34786

SIDLEY AUSTIN BROWN & WOOD LLP

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[redacted]

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05012975

WRITER'S DIRECT NUMBER
(212) 839-5569

WRITER'S E-MAIL ADDRESS
gsanclemente@sidley.com

November 30, 2005

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA ESP

Re: ~~Interconexión Eléctrica S.A. E.~~S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of August and September of the Year 2005- "Información Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from August 3 until September 30, 2005).

2. Document dated September 1, 2005, containing the first Stockholders' Meeting of Compañía de Expertos en Mercados S.A. E.S.P. "XM S.A. E.S.P." ("XM"), an affiliate of the Issuer. The document contains proposals approved at the Stockholders' Meeting in connection with (i) the approval of the articles of incorporation of XM, (ii) the election of certain individuals as members of the Board of Directors of XM; (iii) the appointment of

the General Manager and its alternates and (iii) the appointment of the statutory auditors of XM.

Information for the Quarter ended on September 30, 2005.

3. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of July 2005, regarding placement of securities by the Issuer in the primary market.

4. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of August 2005, regarding placement of securities by the Issuer in the primary market.

5. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of September 2005, regarding placement of securities by the Issuer in the primary market.

6. Brief Statement of Interim Financial Results for three month period ended September 30, 2005, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

Other Corporate Information.

7. Certificate of Incorporation and Incumbency (*Certificado de Existencia y Representación Legal*) issued by the Chamber of Commerce of Medellín on September 19, 2005.

8. Public Deed No. 410 dated April 25, 2005, whereby a decision of the Stockholders' Meeting to amend the articles of incorporation of the Issuer was made into a public deed. This public deed also incorporates the complete amended and restated articles of incorporation of the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5569 or by email at gsanclemente@sidley.com with any further questions or comments you may have.

Sincerely yours,

Gilberto E. Sanclemente

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
26/09/2005	15:38:16	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 26/09/2005, by which agreement a beneficial owner has agreed to purchase 1,363 ISA shares at market price	N/A
15/09/2005	14:06:29	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during August of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001	N/A
06/09/2005	14:32:59	Investment in other corporations	XM Compañia de Expertos en Mercados S.A. E.S.P., XM S.A. E.S.P., an affiliate of ISA was established by Public Deed No. 1080 of September 1, 2005. See Minutes of Meeting.	See attachment
01/09/2005	17:21:14	Investment in other corporations	The meeting establishing the new ISA affiliate took place today. The corporate purpose of the new company is the Operation and Administration of the wholesale energy market and the provision of administration services for energy and gas markets, nationally and internationally.	N/A
09/08/2005	09:19:51	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines),	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			CREG and ISA was served during July of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001	
03/08/2005	16:40:36	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 8/08/2005, by which agreement a beneficial owner has agreed to purchase 984 ISA shares at market price	N/A

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information as of September 29, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 14, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

MINUTES OF THE MEETING ESTABLISHING

XM COMPAÑIA DE EXPERTOS EN MERCADOS S.A. E.S.P., XM S.A. E.S.P

PLACE AND DATE. At the headquarters of Interconexion Electrica S.A. E.S.P. – ISA in Medellin on September 1st of 2005, the people mentioned below met to reach an agreement on the necessary requirements for establishing a mixed-ownership utility company, as a corporation governed by Private Law, in compliance with the provisions of Decree 848 of 2005.

ATTENDANTS

JOSE DANIEL VIDAL ANAYA, of age, a resident of Medellin, holder of Colombian I.D. No. 9.311.293 of Corozal, acting in the name and representation of FONDO DE EMPLEADOS FEISA – FEISA-, with fiscal identity number NIT 860.035.559-6-, an entity legally established with legal personality according to DANCOOP's Resolution No. 1900 of August 18th of 1971, filed with the Chamber of Commerce on January 15th of 1997, in Book 1st, under No. 509, with its domicile in Medellin, and duly authorized to attend this meeting through Board of Directors' Meeting Minutes No. 370 of June 14th of 2001, Board of Directors' Meeting Minutes No. 432 of June 3rd of 2005; RAFAEL JAIRO RIOS CARDONA, of age, a resident of Medellin, holder of Colombian I.D. No. 8.238.082 of Medellin, acting in the name and representation of CORPORACION CENTRO DE INVESTIGACION Y DESARROLLO TECNOLOGICO DE SECTOR ELECTRICO -CIDET-, with fiscal

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

identity number NIT 811.001.689-0, an entity legally established with legal personality according to through Resolution No. 1893 of June 29th of 1985 of the STATE GOVERNMENT OF ANTIOQUIA, filed with the Chamber of Commerce on March 5th of 1997, in Book 1st, under No. 1073, with its domicile in Medellin, and duly authorized to attend this meeting through Board of Directors' Meeting Minutes No. 34 of March 29th of 2001, and Board of Directors' Meeting Minutes No. 62 of April 22nd of 2005; ARMANDA MAGO VICENTELLI, of age, a resident of Bogota, holder of alien immigrant ID No. 278690, acting in the name and representation of BOLSA DE VALORES DE COLOMBIA S.A., with fiscal identity number NIT 830.085.426-1, an entity legally established through Public Deed No. 1234 of April 7th of 2001 of Medellin's Notary Public Office No. 4, with operation authorization of the SECURITIES AND EXCHANGE COMMISSION through Resolutions No. 270 of May 21st of 2001, and 379 of June 29th of 2001, with its domicile in Bogota; and VICTOR HUGO BORRERO RAMIREZ, of age, a resident of Bogota, holder of Colombian I.D. No. 19.088.696 of Bogota, acting as representative of FINANCIERA ENERGETICA NACIONAL S.A. – FEN-, according to power of representation granted by the President of such entity, holder of fiscal identity number NIT 860.509.022-9, an entity legally established through Law No. 11 of January 20th of 1982, with operation authorization of the Banking Superintendency through Resolution No. 3140 of September 24th of 1993, with its domicile in Bogota, and duly authorized to attend this meeting at session held by the Board of Directors on July 14th of 2005; JAVIER GENARO GUTIERREZ PEMBERTHY, of age, a resident of Medellin, holder of Colombian I.D. No. 19.168.740 of Bogota,

acting in the name and representation of INTERCONEXION ELECTRICA S.A. E.S.P. ISA.-, with fiscal identity number NIT 860.016.610-3, a company legally established through Public Deed No. 3057 of September 14th of 1967 of Notary Public No. 8 of Bogota, filed with the Medellin Chamber of Commerce on July 1st of 1977 in Book 9th, Page 239, under No. 1999, and with its domicile in Medellin, duly authorized to attend this meeting through Shareholders' Meeting Minutes No. 092 of March 29th, 2005; in their capacities herein stated, and who expressed:

GUESTS

The meeting had the attendance as guests of Eng. PABLO HERNAN CORREDOR AVELLA, Operation and Market Administration Manager of ISA, Ms. SONIA ABUCHAR ALEMAN, Regulatory and Legal Director of the Operation and Market Administration, and Mr. JUAN DAVID BASTIDAS SALDARRIAGA, Secretary General of ISA.

PRESIDENT AND SECRETARY OF THE MEETING. By unanimity, the attendants designated Mr. **JAVIER G. GUTIERREZ PEMBERTHY** and Mr. **JUAN DAVID BASTIDAS SALDARRIAGA**, to act as ad-hoc president and secretary of this meeting.

AGENDA

The President of the Meeting explains to the attendants the reason for convening this meeting, held taking into account the willingness expressed by all the enterprises here represented to participate in the new corporation.

For that purpose, the Presidency proposes the following agenda:

1. Approval of the Articles of Incorporation of the new corporation, to be called XM COMPAÑIA DE EXPERTOS EN MERCADOS S.A. E.S.P. "XM S.A. E.S.P."
2. Appointment of the Principal Members of the Provisional Board of Directors, and their Alternates.
3. Appointment of the General Manager and his Alternates.
4. Designation of the Statutory Auditor.
5. Miscellaneous.
6. Approval of the Minutes.

Once put to the consideration of the attendants, the order of the day is approved by unanimity.

EXECUTION OF THE AGENDA

1. APPROVAL OF THE ARTICLES OF INCORPORATION OF THE COMPANY.

The President of the Meeting presents for its approval the Project of Articles of Incorporation, made available to the attendants days in advance, and proceeded to explain some modifications to the known version made by the Shareholders, thus: 1) Article 5 – Corporate Purpose- number 3: The verb" to develop" is deleted. 2) Article 6 – Capital Stock: Payment in cash by CIDET, FEISA, FEN at the moment of establishment of the company, is specified. 3) Article 7 – Subscribed and Paid-in Capital: As a consequence of the specification previously mentioned, a description is made of the form of payment of contributions by each shareholder. 4) Article 42 – Composition of the Board of Directors: It was made clear that of the five members to make up the Board of Directors, three (3) will be independent. In number five (5), the condition of an employee of any company to whom XM delivers its services in the development of its social object was added as one of the circumstances deeming him non-independent. Furthermore, in number 6 it was stipulated that accounting of operating revenues would be annual. 5) Article 50 – Functions: A part of number 11 was deleted on the grounds that it was already included in number 18 of this same article. 6) Article 51 – Qualifications of the members of the Board of Directors: It was added that professionals with majors in basic science can be members of the Board. 7) In article 80 – Conflict Resolution: The word "Company" is changed by the generic denomination "Corporation". It is also stipulated that choice of Amicable Compounder, Arbitration Tribunal or Regular Courts corresponds to the part that raises the complaint 8) Transitory Chapter: This chapter is added to include: appointment of the provisional Board of Directors, appointment of the manager and his alternates, designation of the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

statutory auditor, and transitory authority to the general manager to contract. 9) In the transitory article, designation of the statutory auditor: The following is added to the end of same: Without limitation upon the period provided for in article 59 of the articles of incorporation, the statutory auditor appointed by this Meeting will hold such position until the Regular Shareholders Meeting of March of 2007 takes place.

The attendants approved the wording of the Articles of Incorporation attached hereto entirely and unanimously.

2. APPOINTMENT OF PRINCIPAL AND ALTERNATE MEMBERS OF THE BOARD OF DIRECTORS.

The shareholders propose the persons to be elected as members of the Board of Directors, who will hold such posts as of the date of the deed of incorporation. Their résumés are read, their personal and professional qualifications are analyzed, and the following people are unanimously elected:

PRINCIPAL MEMBERS	ALTERNATE MEMBERS
Interconexion Electrica S.A. E.S.P General Manager Javier Gutierrez Pemberthy	Cesar Ramirez Rojas.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Orlando Cabrales Martinez	Juan David Bastidas Saldarriaga
Juan Ricardo Ortega Lopez	Carlota Nicholls Estrada
Juan Pablo Cordoba Garces	Juan Guillermo Chica Ramirez

3. APPOINTMENT OF THE GENERAL MANAGER. Prior to reading the corresponding résumés, the following persons are unanimously elected for the positions as General Manager and his alternates as of the date of the deed of incorporation:

GENERAL MANAGER PABLO HERNAN CORREDOR AVELLA
FIRST ALTERNATE LUIS ALEJANDRO CAMARGO SUAN
SECOND ALTERNATE ALVARO ISMAEL MURCIA CABRA

4. DESIGNATION OF THE STATUTORY AUDITOR: The attendants appoint PRICE WATERHOUSE COOPERS LTDA. to hold the post of Statutory Auditor until March 31st of 2007. Fees are set for services delivered from the date of establishment of the corporation until March 31st of 2006 at a total of twenty eight million pesos ($28,000,000); once the corporation is established, the Statutory Auditor contract will be subscribed, and the individuals to perform the functions as principals and alternates will be informed by the corporation.

5. MISCELLANEOUS

Mr. JAVIER G. GUTIERREZ, general manager of ISA, proposes remuneration for the Board of Directors' members to be set at the equivalent of five (5) monthly statutory minimum wages, for their attendance to each Board Meeting or Work Committee. Once the proposition is analyzed, the attendants suggest remuneration be the same as that currently paid to the members of ISA's Board of Directors, which equals three (3) monthly statutory minimum wages. Mr. JAVIER G. GUTIERREZ and Mr. PABLO CORREDOR explain that the proposed remuneration is explained by the time dedicated to preparation and analysis of the different issues to be discussed by this Board. Another consideration was that the independence criteria demanded to sit at this board imply conflicts of interest and incompatibilities that will exclude them from certain power sector activities and enterprises. The attendants agree by unanimity to set the fees for the Board of Directors at the equivalent of three (3) monthly statutory minimum wages, and revise their fees in ulterior Shareholders' Meeting.

The attendants unanimously approve the above proposal.

Mr. JAVIER G. GUTIERREZ P., ISA's representative, proposes executing the deed of incorporation at the Single Notary Public Office of Sabaneta. The attendants unanimously approve the above proposal.

6. APPROVAL OF THE MINUTES

A fifteen-minute recess was declared in order to make and read the minutes.

Once the recess finished, all the attendants met again, the minutes were read, and once they were put to the consideration of the attendants, they were approved by unanimity. Next, each attendant witnessed and signed the minutes.

JOSE DANIEL VIDAL ANAYA

FONDO DE EMPLEADOS FEISA

C.C. 9.311.293 from Corozal (Sucre)

RAFAEL JAIRO RIOS CARDONA

CORPORACION CENTRO DE INVESTIGACION

Y DESARROLLO TECNOLOGICO DEL SECTOR ELECTRICO –CIDET-

C.C.8.238.082 from Medellin

ARMANDA MAGO VICENTELLI

BOLSA DE VALORES DE COLOMBIA S.A.

C.de E. 278.690

JAVIER GUTIERREZ PEMBERTHY

INTERCONEXION ELECTRICA S.A. E.S.P. - ISA -

C.C. 19.168.740 from Bogota

VICTOR HUGO BORRERO RAMIREZ

FINANCIERA ENERGETICA NACIONAL S.A. – FEN-

C.C19.088.696 from Bogota

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in ten pages of the Minutes of the Meeting Establishing XM Compañia de Expertos en Mercados S.A. E.S.P., XM S.A. E.S.P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, September 29, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on July, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the July 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JULY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000

SERIES ISSUED	1			
NOMINAL VALUE	$ 130,000,000,000			

(7) PLACEMENT TERM INITIAL DATE 16 7 2001 (D M Y) ENDING DATE 16 7 2011 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JULY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.197.410.420
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107,433,832,385 | $96,763,578,035
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.460.006.420 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JULY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $35,000,000,000
SERIES ISSUED 3
NOMINAL VALUE $35,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 19 (D) 1 (M) 1999 (Y) ENDING DATE 7 (D) 12 (M) 2006 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JULY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 (D) 12 (M) 2004 (Y) ENDING DATE 7 (D) 12 (M) 2019 (Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR

SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JULY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JULY** **YEAR: 2005**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000
(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on August, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the August 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.197.410.420

No OF TITLES ISSUED: 1 SERIES ISSUED 4

INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107,433,832,385 | $96,763,578,035

(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420

The total accrued outstanding increased in COP$3.460.006.420 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000 SERIES ISSUED 3
No OF TITLES ISSUED: 1 NOMINAL VALUE $35,000,000,000
INITIAL VALUE $35,000,000,000

(7) PLACEMENT TERM INITIAL DATE 19 1 1999 (D M Y) ENDING DATE 7 12 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: AUGUST** **YEAR: 2004**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: AUGUST YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000
(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on September, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the September 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

RECEIVED
2005 DEC -1 P 2:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: SEPTEMBER** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 7 2001 (D M Y) ENDING DATE 16 7 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME:	INTERCONEXIÓN ELÉCTRICA S.A. ESP			
(1) DATE OF REPORT:	MONTH: SEPTEMBER	YEAR: 2005		(2) PUBLICATION OF PUBLIC OFFERING NOTICE
(3) SUPERVALORES RESOLUTION	No 0285	MONTH APRIL	YEAR: 1999	DAY 12 MONTH 04 YEAR 1999
(4) REGULAR FILING [ ]	EARLY * [X]		PRIMARY MARKET [ ]	OTC MARKET [ ]
TYPE OF SECURITY ISSUED:	Common bond [ ] Mortgage bond [ ] Risk bond [ ]	Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ]	Public bonds [X]	Securities issued in securitization process [ ]
(5) NATURE OF SECURITY ISSUED:	[ ] Negotiable instrument [ ] Mixed		[ ] Securities	

(6) TOTAL ISSUED	$204.197.410.420			
No OF TITLES ISSUED:	1	SERIES ISSUED	4	
INITIAL VALUE	$200.737.404.000	NOMINAL VALUE	$107,433,832,385	$96,763,578,035
(7) PLACEMENT TERM	INITIAL DATE 13 (D) 4 (M) 1999 (Y)	ENDING DATE	April 13, 2006	April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.460.006.420 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: SEPTEMBER** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $35,000,000,000
SERIES ISSUED: 3
NOMINAL VALUE: $35,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 19 / 1 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: SEPTEMBER** **YEAR: 2004**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000 SERIES ISSUED 1
No OF TITLES ISSUED: 1 NOMINAL VALUE $108,865,000,000
INITIAL VALUE $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: SEPTEMBER** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Conven. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000

No OF TITLES ISSUED: 1

INITIAL VALUE $150,000,000,000

SERIES ISSUED: 1

NOMINAL VALUE: $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 75252-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME:	INTERCONEXIÓN ELÉCTRICA S.A. ESP		
(1) DATE OF REPORT:	MONTH: SEPTEMBER	YEAR: 2005	
(3) SUPERVALORES RESOLUTION	No 0205	MONTH FEBRUARY YEAR: 2004	(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004
(4) REGULAR FILING [ ]	EARLY * [X]	PRIMARY MARKET [ ]	OTC MARKET [ ]
TYPE OF SECURITY ISSUED:	Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ]	Public bonds [X]	Securities issued in securitization process [ ]
(5) NATURE OF SECURITY ISSUED:	[ ] Negotiable instrument [ ] Mixed	[ ] Securities	

(6) TOTAL ISSUED	$100,000,000,000					
No OF TITLES ISSUED:	1	SERIES ISSUED	2			
INITIAL VALUE	$100,000,000,000	NOMINAL VALUE	$100,000,000,000			
(7) PLACEMENT TERM	INITIAL DATE 20 (D) 2 (M) 2004 (Y)	ENDING DATE	20 (D) 2 (M) 2011 (Y)			

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2- November 1st, 2005

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES AND EXCHANGE COMMISSION
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report third quarter of 2005

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through September 30, 2005.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1210-Mr. Juan David Bastidas Saldarriaga
1320, 9999

AA//BeatrizH

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH SEPTEMBER 30, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	157,964,106,454	87,221,975	37,998,348	10,041,040,557
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	53,437,546,439			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	3,165,416,769			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	26,283,648,792			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	15,558,591,667			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-16,833,994,883			
	999	SUBTOTAL	239,575,315,238	87,221,975	37,998,348	10,041,040,557

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH SEPTEMBER 30, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	747,944,451,000				
	015	FINANCIAL OBLIGATIONS - 230000	325,624,320,000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	10,425,452,000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	5,892,035,000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	52,922,441,000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,649,500,000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	20,758,000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	2,762,368,000				
	070	ADDED VALUE TAX - IVA - 2445	321,023,000				
	075	ADVANCES RECEIVED - 2450	766,446,000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	627,997,000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	96,199,971,000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	9,068,360,000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	187,856,588,000				
	120	OTHER LIABILITIES - 290000	341,181,434,000				
	999	TOTAL LIABILITIES	1,784,263,144,000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH SEPTEMBER 30, 2005

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	1	8999990902	569,472,561	58.219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	1	8909049961	102,582,317	10.487%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	34,578,837	3.535%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	3	8999990823	17,535,441	1.793%
	005	PENSION FUND HORIZONTE	2	8002319671	14,138,324	1.445%
	006	MANDATORY PENSION FUND COLFONDOS	2	8002279406	13,537,750	1.384%
	007	PENSION FUND SANTANDER	2	8002248278	9,297,760	0.951%
	008	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4,405,100	0.450%
	009	PENSION FUND PROTECCION	2	8001982815	3,603,604	0.368%
	010	INVESTMENT FUND ACCION	2	8001759243	2,700,000	0.276%
	011	STICHTING PENSIOENFONDS ABP	2	8301289274	2,386,743	0.244%
	012	SUBFONDO PENSIOENFONDS PGGM	2	8300180333	1,888,968	0.193%
	013	EMERGING MARKETS INVR OMNIBUS	2	8002180292	1,817,630	0.186%
	014	CENTRAL HIDROELECTRICA DE CALDAS S.A. E.S.P.	2	8908001286	1,660,366	0.170%
	015	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	1,476,020	0.151%
	016	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1,384,697	0.142%
	017	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	2	8300252038	1,350,000	0.138%
	018	LA MERCED REAL STATE INVESTMENTS	2	8110127603	1,280,000	0.131%
	019	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	1,279,482	0.131%
	020	UNIVERSITY OF MEDELLIN	2	8909029201	1,130,312	0.116%
	021	REPURCHASED ORDINARY SHARES			17,820,122	1.822%
	090	Other shareholders with less participation			172,835,771	17.669%
	999	Subtotal Common Shares			**978,161,805**	**100.0%**
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20	.			
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960,341,683**	
05	999	TOTAL REPURCHASED SHARES			**17,820,122**	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D. TYPE (1)	INDENTIFICATION (2)	RELATION TYPE (3)	ACCIONES						
						ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	400,837	0	0	400,837	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	107,441	0	0	107,441	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	8,200	0	0	8,200	75.04	0	0
	004	ISA-PERU	2	20501844986	F	18,392	0	0	18,392	28.07	0	0
	005	REP	2	2050464504	F	99,089	0	0	99,089	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	27,448	0	0	27,448	51.00	0	0
	....	....										
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				661,407			661,407			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT THROUGH SEPTEMBER 30, 2005

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JULY	AUGUST	SEPTEMBER
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	61,296,889	57,019,039	59,769,237
	010	PAYMENTS TO SUPPLIERS	11,441,350	6,070,090	4,766,155
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,598,170	6,376,389	8,324,149
	020	PAYMENTS FOR PRODUCTION EXPENSES	375,963	346,057	265,184
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	990,572	931,339	1,183,911
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	56,689,291	51,573,989	52,628,999
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	4,625,865	6,585,650	10,862,973
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	11,800	135	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-4,614,066	-6,585,515	-10,862,973
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	2,778,468	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	-2,479,426	368,234	431,626
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	-2,479,426	368,234	431,626
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-7,093,492	-6,217,281	-10,431,347
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	16,000,000	0	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	17,562,633	7,730,164	32,500,000
	030	INTEREST PAID ON LOANS	10,680,082	5,691,177	33,082,222
	035	ISSUE OF SHARES	0	5,361	0
	040	DIVIDENDS PAID	25,449,015	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	-37,691,730	-13,415,980	-65,582,222
06	005	CASH INCOME FOR OTHER CONCEPTS	277,299,703	480,826,418	444,967,090
	010	CASH OUTAGES FOR OTHER CONCEPTS	297,445,225	391,409,798	428,744,475
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-20,145,522	89,416,620	16,222,615
07	999	**TOTAL CASH NET INCREASE**	-8,241,453	121,357,348	-7,161,955
08	005	BEGINNING CASH	139,501,968	131,260,515	252,617,863
09	005	END CASH	131,260,515	252,617,863	245,455,908

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	69,442	960,341,683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	69,442	960,341,683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.68	14.83
	010	% THAT REPRESENTS COMPANIES	1.32	85.17
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.03	1.31
	010	% THAT REPRESENTS LOCAL INVESTORS	99.97	98.69
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.65	82.28
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.81	15.56
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.54	2.16
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	69,439	253,707,968
	010	3.01 % - 10.00 %	1	34,578,837
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	69,442	960,341,683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	37,491	22,352,935
	010	1001-5000	26,890	53,387,979
	015	5001-10000	2,919	19,725,478
	020	10001-50000	1,869	35,514,980
	025	50001-100000	131	8,978,180
	030	100001-500000	107	21,878,767
	035	MORE THAN 500000	35	798,503,364
	999	**TOTAL**	69,442	960,341,683

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY
AND OTHER ENTRIES THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,869.74
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,677.69
	020	PROFIT PER SHARE	147.24
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	101,796,200,662
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	101,796,200,662
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	106
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Julio 19, 2005
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	802
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	4,440,498,000
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	21,059,375,000
	020	CREDIT PURCHASES IN FOREIGN MARKETS	7,116,553,000
	999	TOTAL PURCHASES	28,175,928,000
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	538,134,174,000 ?
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	538,134,174,000
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	38,725,589,000	120100
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	21,731,885,000	120200
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0	120300
	020	INVESTMENTS - HEDGING OPERATIONS -1206	74,403,972,000	120600
	025	EQUITY INVESTMENTS - COST METHOD -1207	10,307,216,000	120700
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	669,428,748,000	120800
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0	120900
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0	121100
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0	121200
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0	122000
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0	128000
	999	SUBTOTAL, INVESTMENTS	**814,597,410,000**	
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0	
	010	PREVIOUS FISCAL YEAR - 1310	0	
	015	DIFFICULT COLLECTION - 1315	0	
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0	
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**	
03 DEBTORS	005	NON-TAX INCOME -1401	0	140100
	010	CONTRIBUTION AND QUOTES - 1402	0	140200
	015	PARAFISCAL INCOME - 1403	0	140300
	020	SPECIAL FUNDS - 1404	0	140400
	025	SALE OF GOODS - 1406	0	140600
	030	RENDERING OF SERVICES - 1407	0	140700
	035	PUBLIC UTILITIES - 1408	168,130,367,000	140800
	040	HEALTH SERVICES - 1409	0	140900
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0	141000
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0	141100
	055	TRANSFERS RECEIVABLE - 1413	0	141300
	060	LOANS GRANTED - 1415	53,437,546,000	141500
	065	GOVERNMENT LOANS GRANTED - 1416	0	141600
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0	141700
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0	141800
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	3,165,417,000	142000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	26,283,649,000	142200
	090	DEPOSITS DELIVERED - 1425	0	142500
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0	142700
	100	GURANTEES FUND - FOGAFIN - 1428	0	475800
	105	GUARANTEES FUND - FOGACOOP - 1429	0	142900
	110	OTHER DEBTORS - 1470	15,558,592,000	147000
	115	DIFFICULT COLLECTION DEBTS - 1475	0	147600
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0	147600
	125	PROVISION FOR DEBTORS (CR) - 1480	-16,833,995,000	148000
	999	SUBTOTAL DEBTORS	**249,741,576,000**	
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0	
	010	MATERIALS IN TRANSIT - 1704	0	
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0	
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0	
	025	HISTORICAL AND CULTURAL GOODS - 1715	0	
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0	
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0	
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**	
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0	
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0	
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0	

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0	
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0	
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1825	0	
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0	
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0	
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0	
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0	
	999	SUBTOTAL RESOURCES	**0**	
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	8,374,625,000	190500
	010	DEFERRED CHARGES - 1910	99,929,510,000	191000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0	191500
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	92,098,000	192000
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-33,141,000	192500
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0	192600
	035	ASSETS RECEIVED IN PAYMENT - 1930	16,460,332,000	193000
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	-8,747,602,000	193500
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0	194000
	050	ASSETS ACQUIRED IN LEASING- - 1941	0	194100
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0	194200
	060	RESPONSIBILITIES - 1950	11,994,000	195000
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	-11,994,000	195500
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0	196000
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0	196500
	080	INTANGIBLES - 1970	99,777,456,000	197000
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0	197500
	090	PRINCIPAL AND SUBORDINATE - 1995	0	199500
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0	199600
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0	199700
	105	REAPPRAISALS - 1999	1,144,965,000	199900
	999	SUBTOTAL OTHER ASSETS	**216,998,243,000**	
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0	
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0	
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0	
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0	
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**	
08 PUBLIC CREDIT OPERATIONS	005	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR 2202	0	220200
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0	220300
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0	224000
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0	224100
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0	224500
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0	224600
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0	226000
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0	226100
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0	226200
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	19,883,933,000	226300
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0	226600
	060	INTEREST ON SHORT-TERM GOV. LOANS	0	226700
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0	226800
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0	226900
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0	228000
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0	228100

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0	228600
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0	228700
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**19,883,933,000**	
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0	230100
	010	CREDITS OBTAINED - 2302	320,261,150,000	230200
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0	230300
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0	231500
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0	232000
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	5,063,171,000	232200
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0	232300
	999	SUBTOTAL FINANCIAL DEBENTURES	**325,324,321,000**	
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	10,425,452,000	240100
	010	TRANSFERS - 2403	0	240300
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	5,892,035,000	240600
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0	241500
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0	242000
	030	CREDITORS - 2425	52,922,441,000	242500
	035	GRANTED SUBSIDIES - 2430	0	243000
	040	WITHOLDING AND DOCUMENT TAXES - 2436	2,649,500,000	243600
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	20,758,000	243700
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	2,672,368,000	244000
	055	VALUE ADDED TAX - VAT - 2445	321,023,000	244500
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	766,446,000	245000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0	245500
	070	LEGAL CREDITS - 2460	0	246000
	075	REWARDS TO BE PAID - 2465	0	246500
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0	247000
	085	OTHER ACCOUNTS PAYABLE - 2490	96,199,971,000	249000
	999	SUBTOTAL ACCOUNTS PAYABLE	**171,869,994,000**	
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	9,068,360,000	250500
	010	RETIREMENT PENSIONS PAYABLE - 2510	0	251000
	015	SOCIAL SECURITY IN HEALTH - 2550	0	255000
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0	256000
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0	257000
	999	SUBTOTAL LABOR LIABILITIES	**9,068,360,000**	
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0	
	010	SECURITIES ISSUED - 2630	0	
	999	SUBTOTAL BONDS	**0**	
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	174,926,989,000	290500
	010	ANTICIPATED INCOME RECEIVED - 2910	6,512,901,000	291000
	015	DEFERRED CREDITS -2915	0	291500
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0	292100
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0	292200
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0	299600
	999	SUBTOTAL OTHER LIABILITIES	**181,439,890,000**	

CERTIFICATE OF INCORPORATION AND INCUMBENCY

THE SECRETARY OF THE MEDELLIN CHAMBER OF COMMERCE FOR ANTIOQUIA, based on the registrations and records of the mercantile registry,

CERTIFIES

NAME	INTERCONEXION ELECTRICA S.A. E.S.P. which may also use the initials ISA, is a mixed-ownership utility established as business corporation of the national order, ascribed to the Ministry of Mines and Energy and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994)
DOMICILE	MEDELLIN

CERTIFIES

REGISTER NO.	21-033962-4

CERTIFIES

ESTABLISHMENT: That by public deed No. 3057, of the 8th Notary Public Office of Bogota, of September 14, 1967, filed with this Chamber of Commerce on July 1st,

1997, on book 9th, page 239, under the No. 1999, the corporation INTERCONEXION ELECTRICA S.A. "ISA", a State industrial and commercial company, of the national order, of indirect origin, was established as corporation with State capital and ascribed to the Ministry of Mines and Energy.

CERTIFIES

AMENDMENTS: That to this date the corporation has been amended by the following deeds:

No. 4220, of November 18, 1968, of the 8th Notary Public Office of Bogota.

No. 4683, of July 29, 1970, of the 7th Notary Public Office of Bogota.

No. 6809, of October 20, 1970, of the 7th Notary Public Office of Bogota.

No. 6639, of November 8, 1971, of the 7th Notary Public Office of Bogota.

No. 2618, of May 24, 1972, of the 7th Notary Public Office of Bogota.

No. 4173, of July 6, 1973, of the 7th Notary Public Office of Bogota.

No. 1145, of March 13, 1974, of the 7th Notary Public Office of Bogota.

No. 4542, of August 12, 1974, of the 7th Notary Public Office of Bogota.

No. 3745, of July 12, 1975, of the 7th Notary Public Office of Bogota.

No. 1084, of June 23, 1976, of the 15th Notary Public Office of Bogota.

No. 6590, of November 26, 1976, of the 7th Notary Public Office of Bogota.

No. 67, of January 21, 1977, of the 7th Notary Public Office of Bogota.

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No. 1091, of March 30, 1977, of the 7th Notary Public Office of Bogota, filed with this Chamber of Commerce on July 1st, 1977, on book 9th, page 240, under the number 2014, by which the domicile is changed from Bogota to the city of Medellin.

No. 2745, of June 20, 1977, of the 7th Notary Public Office of Bogota.

No. 501, of March 27, 1978, of the 8th Notary Public Office of Medellin.

No. 119, of February 9, 1979, of the 10th Notary Public Office of Medellin.

No. 2260, of October 10, 1979, of the Single Notary Public Office of Bello.

No. 182, of February 8, 1980, of the Single Notary Public Office of Bello.

No. 380, of March 6, 1981, of the Single Notary Public Office of Bello.

No. 1973, of June 15, 1981, of the Single Notary Public Office of Bello.

No. 2600, of August 12, 1981, of the Single Notary Public Office of Bello.

No. 50, of January 17, 1983, of the Single Notary Public Office of Bello.

No. 1353, of July 8, 1983, of the Single Notary Public Office of Bello.

No. 173, of February 5, 1985, of the Single Notary Public Office of Bello.

No. 1009, of May 15, 1985, of the Single Notary Public Office of Bello.

No. 3257, of November 5, 1986, of the Single Notary Public Office of Bello.

No. 1397, of June 17, 1988, of the Single Notary Public Office of Bello.

No. 1445, of May 24, 1989, of the Single Notary Public Office of Bello.

No. 3004, of October 30, 1989, of the Single Notary Public Office of Bello.

No. 4337, of November 26, 1991, of the Single Notary Public Office of Bello.

No. 2267, of August 11, 1992, of the Single Notary Public Office of Bello.

No. 2612, of June 25, 1993, of the 6th Notary Public Office of Medellin.

No. 889, of April 19, 1994, of the 14th Notary Public Office of Medellin.

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No. 230, of April 4, 1995 of the Single Notary Public Office of Sabaneta, filed with this Institution on April 17, 1995, on book 9th, page 519, under the No. 3628, by which, the SPIN-OFF is formalized, the corporation is fractionated establishing a new mixed-ownership corporation, its bylaws are amended, and its corporate name is changed from now on to:

INTERCONEXION ELECTRICA S.A. E.S.P.; the initials
ISA- E.S.P. may also be used

No. 808, of December 1st, 1995 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on December 19, 1995, on book 9th, page 1827, under the No. 12784, by which, among other amendments, the corporation changes its corporate name to:

INTERCONEXION ELECTRICA S.A. E.S.P.; the initials
ISA can also be used

It is a State utility, established by State entities as corporation of the national order, ascribed to the Ministry of Mines and Energy and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

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No. 746, of November 22, 1996 of the Single Notary Public Office of Sabaneta, filed on November 25, 1996, on book 9th, page 1453, under the No. 10170, by which, among other amendments, the legal nature of the corporation is changed to:

INTERCONEXION ELECTRICA S.A. E.S.P., which can also use the initials ISA E.S.P., is mixed-ownership utility, established as business corporation of the national order, ascribed to the Ministry of Mines and Energy, subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

No. 25, of January 20, 1998 of the Single Notary Public Office of Sabaneta.

No. 322, of May 14, 1998 of the Single Notary Public Office of Sabaneta.

No. 668, of September 11, 1998 of the Single Notary Public Office of Sabaneta.

No. 905, of November 16, 2000 of the Single Notary Public Office of Sabaneta.

No. 321, of May 11, 2001 of the Single Notary Public Office of Sabaneta.

No. 500, of August 1, 2001 of the Single Notary Public Office of Sabaneta.

No. 243, of May 2, 2002 of the Single Notary Public Office of Sabaneta, supplemented by Public Deed No. 319 of June 5, 2002 of the Single Notary Public Office of Sabaneta.

No. 569, of June 25, 2003 of the Single Notary Public Office of Sabaneta.

No. 474, of May 13, 2004 of the Single Notary Public Office of Sabaneta.

No. 410, of April 25, 2005 of the Single Notary Public Office of Sabaneta.

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CERTIFIES

TERM: That the corporation has not been dissolved and its term is perpetual.

CERTIFIES

CORPORATE PURPOSE: The corporate purpose of ISA is:

1) The operation and maintenance of its own transmission network.
2) The expansion of the national interconnection network.
3) The planning and coordination of the operation of the resources of the National Interconnected System.
4) The administration of the Commercial Settlement System and the trading of energy on the Wholesale Energy Market.
5) The development of telecommunication systems, activities and services.
6) The direct or indirect participation in activities and services related to the transport of other energy sources, except where restricted by Law.
7) The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies.
8) To conduct for third parties any other activity related to the provision of electric power and telecommunications services, abiding by current regulations.

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PARAGRAPH ONE: In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections.

PARAGRAPH TWO: Through its statutory body, the corporation may:

1) Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities.
2) Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose.
3) Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application.
4) Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal persons.
5) Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans.

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PARAGRAPH THREE: The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever.

CERTIFIES

AUTHORIZED CAPITAL: That the authorized capital of the corporation is Col$ 35,000,000,000, divided into 1,067,073,170.557590 shares with par value of Col$ 32.80000000535200 each.

SUBSCRIBED AND PAID-IN CAPITAL: That the subscribed and paid-in capital of the corporation is Col$ 32,083,707,208, corresponding to 978,161,805 shares with a value of Col$ 32.800000005352 each.

CERTIFIES

GENERAL MANAGER: The direction of the administration and the legal representation of the company shall be in the charge of the General Manager. The General Manager shall have two alternates, first and second, who in their order shall replace him in his absolute, temporary or accidental absences.

PARAGRAPH: Attorneys at law appointed by the Board of Directors shall represent the Corporation to the judicial, administrative and police authorities.

LEGAL AGENT: The General Manager shall be the legal representative of the corporation and shall be in charge of the direction and administration of the corporate business.

CERTIFIES

DESIGNATIONS:

POSITION	NAME	ID
GENERAL MANAGER	JAVIER GENARO GUTIERREZ PEMBERTHY	19.168.740

Designated by Decree No. 1765 of November 3, 1992 of the Ministry of Mines and Energy, filed with this Chamber on November 11, 1992, on book 9th, page 1704, under the number 11969.

FIRST ALTERNATE	CESAR AUGUSTO RAMIREZ ROJAS	4.344.455

Designated by Decision No. 25 of January 27, 2000, of the Board of Directors, filed with this Chamber of Commerce on February 1, 2000, on book 9th, page 123, under the number 859.

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SECOND ALTERNATE JORGE RODRIGUEZ ORTIZ 19.250.099

Designated by Decision No. 25 of January 27, 2000, of the Board of Directors, filed with this Chamber of Commerce on February 1, 2000, on book 9th, page 123, under the number 859.

CERTIFIES

DUTIES: The duties of the General Manager are to:

1. Carry out and cause all the transactions and authorizations included within the corporate purpose to be carried out.
2. Enter into and subscribe all the agreements and obligations of the Corporation within the criteria established by the Board of Directors. Delegate the execution of contracts, decentralize the execution of calls for bids and tenders, the ordering of expenditures and authorization of payments to employees holding executive positions, according to the regulations about contracts issued by the Board of Directors.
3. Prepare and execute the budget approved by the Board of Directors.
4. Design and execute the development and yearly action plans as well as the investment, maintenance and expenditure programs.
5. Direct the labor relations with authority to delegate duties on this matter, and exercise authority to appoint the personnel taking into account the number of people in the payroll approved by the Board of Directors.
6. Define the organizational and wage structure of the Corporation.

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7. Make available to the shareholders, at least fifteen (15) business days before any regular Shareholders' Meeting, the inventory, balance sheet, accounts and an explanatory recount about the corporate business along with a project for the distribution of earnings, if any, duly approved by the Board of Directors.
8. Determine the investment of the funds available that are necessary for the immediate operations of the Corporation.
9. Examine the books, accounts, correspondence, and cash documents of the Corporation and verify the inventories and securities.
10. Direct the accounting and make sure that it is carried according to the legal regulations applicable.
11. Submit any discrepancies arising between the Corporation and third parties to the decisions of arbitrators according to the provisions of the law on such matters, compromise, or conciliate them with the consent of the third party, or take them to the competent jurisdiction, as the case may be.
12. Appoint attorneys at law to represent the Corporation in judicial, out-of-court and administrative actions, set their fees, and delegate powers to them.
13. Render justified accounts of his management in the cases determined by the Law.
14. Convene the Board of Directors and the Shareholders' Meeting to regular and special meetings.
15. Establish and direct the internal control of the Corporation, according to the provisions of Article 46 and subsequent Articles of Law 142 of 1994.

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16. Appear before a Notary Public to legalize the amendments to the Articles of Incorporation and the decisions of the Shareholders' Meeting and the Board of Directors that need to be formalized as public deed.
17. Present to the Board of Directors and ensure compliance of the specific measures regarding the governance of the Corporation, its conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs.
18. Guarantee the respect for every shareholder and security investor according to the parameters established by market control bodies, and in association with the Board of Directors present to the Shareholders' Meeting a report on the advancement of the Good Governance Code.
19. Provide the market with timely, complete and accurate information about its financial statements and corporate and administrative conduct, without limitation upon the provisions of articles 23 and 48 of Law 222 of 1995.
20. Compile in a good governance code to be presented to the Board of Directors for its approval, all the regulations and systems required by the Law, and have it permanently available to investors at the offices of the Corporation.
21. Announce in a national circulation newspaper the adoption of the good governance code and every amendment, change or supplement thereto, and indicate the procedure for the public to examine it.
22. Carry out every procedure necessary for the on-line connection of the Corporation to the centralized security depository where the securities

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issued by the Corporation have been deposited, or agree with the depository the keeping of the shares register in the Corporation's name.

23. Exercise all the other statutory and legal duties assigned or delegated by the Shareholders' Meeting and the Board of Directors.

LIMITATIONS: That one of the functions of the Board of Directors is to authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted with affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months

Deliberate and decide on the following:

a) The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount is greater than five point zero percent (5.0%) and less than fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months.
b) Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization.

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c) The execution of transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied by ISA to transactions with unrelated third parties, that is, under market conditions.

Paragraph:

For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's majority shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation.

AUTHORIZATION TO THE GENERAL MANAGER: Through Decision No. 05 of April 21, 1995 of the Board of Directors, filed with this institution on April 5, 2001 on book 9th, page 478 under the No. 3340, it is agreed:

ARTICLE ONE: To authorize the General Manager to execute in the name of the corporation any act or contract without any limitation as to its amount.

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The Board of Directors shall issue its opinion on the opportunity and convenience of executing the contracts that are considered as projects of an expansion plan related to the corporate purpose of the company.

ARTICLE TWO: The execution of contracts whose object is the disposal or encumbrance of the productive assets of the company, or related to real property that is not part of the ordinary course of business, requires the prior authorization of the Board of Directors.

ARTICLE THREE: When the amount is not greater than five thousand monthly statutory minimum wages, authorize the General Manager to delegate, in whole or in part, to employees holding executive positions, the authority to execute contracts, decentralize the execution of calls for bids, tenders or any other contractual proceeding adopted by the company, order expenditures and authorize payments.

ARTICLE FOUR: When complying with the delegation granted by the Energy and Gas Regulatory Commission –CREG-, related to the functions of settlement and administration of charges for using the Grid, the General Manager is authorized, and he in turn is allowed to delegate to employees holding executive positions, to subscribe contracts and invoices, as well as to order expenditures and authorize payments, without any limitation as to their amount.

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ARTICLE FIVE: This decision is in force as of the date of its issuance.

CERTIFIES

POSITION	NAME	ID
LEGAL AGENT FOR JUDICIAL AFFAIRS	ALBERTO MAURICIO BERNAL LATORRE	19.392.992

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

LEGAL AGENT FOR JUDICIAL AFFAIRS	MARTHA ALICIA VANEGAS DE PINO	22.135.267

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

LEGAL AGENT FOR	LUZ ADRIANA ARISTIZABAL BOTERO	43.731.325

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JUDICIAL AFFAIRS

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

CERTIFIES

AUTHORITY OF THE LEGAL AGENT FOR JUDICIAL AFFAIRS: To exercise the legal representation for judicial affairs, the agents who will represent the company before the jurisdictional, administrative and police authorities shall have the powers inherent to the nature of such representation, such as:

a) On behalf of the corporation, accept service of process of acts and decisions issued by any administrative or judicial authority in the Republic of Colombia and abroad, and present appeals in the administrative proceedings of interest to the company.
b) Conduct the judicial, administrative and police proceedings where ISA has a stake as plaintiff, defendant or third party and represent the company in the proceedings of conciliation, arbitration and amicable composition, with all the powers necessary for such effect, such as faculty to conciliate, settle, receive and recognize documents on behalf of the corporation.

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c) Conciliate on behalf of the company in the conciliation hearings of out-of-court and prior-to-court proceedings, and those requested in judicial proceedings according to the conditions determined by the company for every case.

d) Answer examination in any action of which the company is a party either as plaintiff or defendant or as a third party, or when taking evidence in prior-to-court proceedings.

e) Any other power related to the nature of said representation

CERTIFIES

BOARD OF DIRECTORS

POSITION	NAME	ID
PRINCIPAL MEMBER	MINISTRY OF MINES AND ENERGY	
	MINISTER	

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

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PRINCIPAL MEMBER	MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL	

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	ISAAC YANOVICH FARBAIARZ	8.243.355

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.

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ENERGY GENERATION MANAGER
(or the position that along the
restructuring process is subsequently
created to replace it)

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	LUIS FERNANDO ALARCON MANTILLA	19.144.982

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	HERNAN MARTINEZ TORRES	9.048.148

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DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	ORLANDO CABRALES MARTINEZ	3.789.316

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	MINISTRY OF MINES AND ENERGY VICE-MINISTER

DESIGNATION

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By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	MINISTRY OF FINANCE AND PUBLIC CREDIT ASSISTANT LAWYER TO THE MINISTER	

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	LUIS FERNANDO URIBE RESTREPO	70.103.529

DESIGNATION

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By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	EMPRESAS PUBLICAS DE MEDELLIN E.S.P. ENERGY DISTRIBUTION MANAGER *(Or the position that along the restructuring process is subsequently created to replace it)* DESIGNATION	

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

	JORGE HERNAN CARDENAS SANTAMARIA DESIGNATION	79.149.341

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By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	MARIA ISABEL PATIÑO OSORIO	39.682.586

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	ANDRES FELIPE MEJIA CARDONA	19.463.151

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

CERTIFIES

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POSITION	NAME	ID
AUDITING FIRM	PRICE WATERHOUSE COOPERS LTDA	

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL AUDITOR	CARLOS ENRIQUE GORDILLO BOLAÑOS	14.229.506

DESIGNATION

By communication of March 31, 2005 from the Auditing Firm, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE AUDITOR	MILADYS BEDOYA RESTREPO	43.582.850

DESIGNATION

By communication of March 31, 2005 from the Auditing Firm, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

CERTIFIES

PROHIBITIONS: Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not:

1. Become guarantor of third party's liabilities, except:

    a) those guaranteeing corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, for liabilities incurred by them with financial and insurance institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors.

    b) those liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies.

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2. Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations.

CERTIFIES

That by Resolution No. 205 of February 18, 2004 of the Securities and Exchange Commission of Bogota D.C., filed with this Chamber of Commerce on February 19, 2004, on book 9th, under the number 1572, the legal representative of the Bondholders is appointed as follows:

POSITION	NAME	ID
LEGAL REPRESENTATIVE OF THE BONDHOLDERS	FIDUCIARIA DEL VALLE S.A.	800.140.887

CERTIFIES

WEBPAGE ADDRESS: That in communication of March 1, 2002, filed with this Chamber of Commerce on March 20, 2002, on book 9th, page 370, under the number 2587, the corporation notifies the following Webpage addresses:

isa.com.co

mem.com. co

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CERTIFIES

CONTROL STATUS

PARENT COMPANY 033962 04 INTERCONEXION ELECTRICA S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

ACTIVITY: OPERATION AND MAINTENANCE OF ITS OWN ENERGY TRANSMISSION NETWORK

Controls:

TRANSELCA S.A. E.S.P.

DOMICILE BARRANQUILLA – COLOMBIAN

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 64.997% OF THE CORPORATION'S EQUITY

ACTIVITY: PROVISION OF THE PUBLIC SERVICE OF ELECTRIC ENERGY TRANSMISSION

DOCUMENT: PRIVATE OF OCTOBER 15, 1999

FILING: Book 9 No. 00534 No. 3736 00/04/24

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ECONOMIC GROUP

PARENT COMPANY 033962 04 INTERCONEXION ELECTRICA S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

ACTIVITY: OPERATION AND MAINTENANCE OF ITS OWN TRANSMISSION NETWORK

Controls:

262934 04 INTERNEXA S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 99.99% OF THE CORPORATION'S EQUITY

BUSINESS: ADMINISTRATION, COMMERCIALIZATION AND PROVISION OR INTERCOMMUNICATION SERVICES AND ACTIVITIES SUCH AS CARRIER, IP-BASED, VALUE ADDED, RURAL MOBILE TELEPHONY AND ANCILLARY ACTIVITIES, AND IN GENERAL, ANY TELECOMMUNICATIONS SERVICE OR ACTIVITY.

DOCUMENT: PRIVATE OF FEBRUARY 22, 2001

FILING: Book 9 No. 9095 01/09/24

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298032 04 FLYCOM COMUNICACIONES S.A. E.S.P.

INITIALS FLYCOM S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 69.13% OF THE CORPORATION'S EQUITY

ACTIVITY: PROVISION OF TELECOMMUNICATIONS, COMMUNICATIONS, VALUE ADDED AND IP-BASED SERVICES.

DOCUMENT: PRIVATE OF FEBRUARY 22, 2001

FILING: Book 9 No. 9095 01/09/24

350967 04 XM COMPAÑIA DE EXPERTOS EN MERCADOS S.A. E.S.P.

INITIALS: XM S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 99.67% OF THE CORPORATION'S EQUITY

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ACTIVITY: 1) ACTIVITIES RELATED TO THE OPERATION PLANNING AND COORDINATION FOR THE RESOURCES OF THE NATIONAL INTERCONNECTED SYSTEM, THE ADMINISTRATION OF THE ELECTRIC POWER COMMERCIAL SETTLEMENT SYSTEM IN THE WHOLESALE ENERGY MARKET, AS WELL AS THE CALCULATION AND ADMINISTRATION OF CHARGES FOR USE OF THE NETWORKS OF THE NATIONAL INTERCONNECTED SYSTEM, ABIDING BY THE PROVISIONS OF THE OPERATION REGULATIONS ISSUED BY THE ENERGY AND GAS REGULATORY COMMISSION (CREG), THE AGREEMENTS ISSUED BY THE NATIONAL OPERATION COUNCIL (CNO) AND OTHER APPLICABLE COLOMBIAN REGULATIONS.

2) CONDUCT, NATIONALLY AND INTERNATIONALLY, ACTIVITIES RELATED TO THE OPERATION OF ELECTRIC POWER AND GAS SYSTEMS, THE ADMINISTRATION OF RELATED MARKETS, AND THE CALCULATION AND ADMINISTRATION OF THE CHARGES

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FOR USE OF THE ELECTRIC POWER AND GAS TRANSPORT NETWORKS.

3) ADMINISTRATION OF FINANCIAL DERIVATIVE MARKETS THAT HAVE ELECTRIC POWER AND GAS AS UNDERLYING ACTIVITIES, INCLUDING CLEARING SYSTEMS.

4) ANCILLARY ACTIVITIES, EITHER DIRECTLY RELATED TO ITS CORPORATE PURPOSE OR VALUE-ADDED ACTIVITIES. ALSO PROVISION OF TECHNICAL SERVICES RELATED TO THE TECHNOLOGY AND KNOWLEDGE ACQUIRED ALONG THE EXERCISE AND DEVELOPMENT OF ITS CORPORATE PURPOSE.

DOCUMENT: PRIVATE OF SEPTEMBER 15, 2005

FILING: Book 9 No. 9347 05/09/15

RED DE ENERGIA DEL PERU S.A.

DOMICILE: LIMA – PERUVIAN

Subsidiary

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE

COMMERCIAL CODE: ISA OWNS 30% OF REP'S EQUITY DIRECTLY, AND 30% THROUGH ITS AFFILIATE TRANSELCA S.A. E.S.P.

ACTIVITY: TRANSMISSION OF ELECTRIC POWER

DOCUMENT: PRIVATE OF SEPTEMBER 20, 2002

FILING: Book 9 No. 10219 02/10/15

TRANSELCA S.A. E.S.P.

DOMICILE: BARRANQUILLA – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: DIRECTLY OWNS 64.99% THROUGH TRANSELCA S.A.

ACTIVITY: PROVISION OF PUBLIC SERVICES OF TRANSMISSION OF ELECTRIC POWER AND PLANNING AND COORDINATION OF OPERATIONS

DOCUMENT: PRIVATE OF SEPTEMBER 22, 2001

FILING: Book 9 No. 9095 01/09/24

INTERCONEXION ELECTRICA ISA PERU S. A.

DOMICILE: LIMA – PERUVIAN

Subordinate

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GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: DIRECTLY OWNS 28.07% THROUGH TRANSELCA S.A. AND 54.85% OF ISA PERU S.A.

ACTIVITY: TRANSMISSION OF ELECTRIC POWER AND MAINTENANCE OF TRANSMISSION NETWORKS

DOCUMENT: PRIVATE OF SEPTEMBER 22, 2001

FILING: Book 9 No. 9095 01/09/24

INTERCONEXION ELECTRICA ISA BOLIVIA S. A.

DOMICILE: SANTA CRUZ – BOLIVIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 51% OF CAPITAL STOCK

ACTIVITY: TRANSMISSION OF ELECTRIC POWER; CONSTRUCTION, OPERATION AND MAINTENANCE OF ELECTRICITY NETWORKS

DOCUMENT: PRIVATE OF AUGUST 29, 2003

FILING: Book 9 No. 8435 03/09/01

CERTIFIES

NOTICE OF LEGAL ADDRESS

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Calle 12 SUR 18 168 MEDELLIN

CERTIFIES

That in the CHAMBER OF COMMERCE OF MEDELLIN FOR ANTIOQUIA there is no record subsequent to the previously mentioned, of documents regarding amendment, dissolution, liquidation or appointment of legal agents of the said entity.

The acts of filing herein certified become definite five (5) business days after their notification, providing they have not been subject to administrative action according to the terms of article 50 of the Administrative Jurisdiction Code.

CERTIFIES

Date of Renewal: March 31, 2005

Medellin, September 19, 2005 Time: 11:08 AM

(signed)

GLORIA MARIA ESPINOSA ALZATE

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****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 35 pages of the Certificate of Incorporation and Incumbency of Interconexión Eléctrica S. A. E. S. P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, September 29, 2005.

ANA LUCIA URIBE
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Resolución Minjusticia 3157
Noviembre 20 de 1989

PUBLIC DEED No. FOUR HUNDRED AND TEN (410) --

PARTIAL AMENDMENT AND COMPILATION OF THE ARTICLES OF INCORPORATION OF INTERCONEXION ELECTRICA, S.A. E.S.P. In the municipality of Sabaneta, State of Antioquia, Republic of Colombia, on the TWENTY-FIFTH (25) day of April of the year two thousand five (2005), before me, MARTHA LUCIA CUARTAS VANEGAS, Single Notary Public of the Notary Circle of Sabaneta (Antioquia) appeared **JAVIER GENARO GUTIERREZ PEMBERTHY,** of age, identified with citizen ID 19.168.740 issued in Bogota and Military ID 19.168.740 D.M. 48, and stated: ***FIRST:*** That he is acting in his capacity as manager and legal agent of INTERCONEXION ELECTRICA S.A. E.S.P. - ISA E.S.P., a mixed-ownership public utilities company with main offices located in Medellin, established as business corporation by public deed No. 3.057 of September 14, 1967 of the Eighth Notary Public Office of Bogota, filed with the Medellin Chamber of Commerce, on Book 9th, Page 239, under the number 1.999 and identified with fiscal identity number NIT 860.016610-3. ***SECOND:*** That in the stated capacity and under authorization of the Shareholders' Meeting: 1) Formalizes by Public Deed the partial amendment of the Articles of Incorporation approved by the Regular Shareholders' Meeting held on March 29, 2005, as evidenced in Minutes 93; copy of said Minutes are put into record herewith, and 2) Incorporates into one single Public Deed ISA's Articles of Incorporation including

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the amendment approved by the Shareholders' Meeting. ***THIRD:*** That the Regular Shareholders' Meeting approved amendment of the following Articles of Incorporation: Chapter II. Corporate Purpose and General Provisions. Article Five (5) – Corporate Purpose. Chapter XI. Final Provisions. Chapter Fifty-eight (58) – Prohibitions. ***FOURTH***: Accordingly, the articles amended shall read: **AMENDED ARTICLES: CHAPTER II. CORPORATE PURPOSE AND GENERAL PROVISIONS – ARTICLE FIVE: CORPORATE PURPOSE**: ISA's corporate purpose is: **1)** The operation and maintenance of its own transmission network. **2)** The expansion of the national interconnection network. **3)** The planning and coordination of the operation of the resources of the National Interconnected System. **4)** The administration of the Commercial Settlement System and the trading of energy on the Wholesale Energy Market. **5)** The development of telecommunication systems, activities and services. **6)** The direct or indirect participation in activities and services related to the transport of other energy sources, except where restricted by Law. **7)** The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies. **8)** To conduct for third parties any other activity related to the provision of electric power and telecommunications services, abiding by current regulations. **PARAGRAPH ONE**: In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections.

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PARAGRAPH TWO: Through its statutory body, the corporation may: 1) Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities. 2) Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose. 3) Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application. 4) Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal persons. 5) Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans. **PARAGRAPH THREE:** The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets

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which make up its equity, and acquire any type of property and liabilities whatsoever. **CHAPTER XI. FINAL PROVISIONS** – **ARTICLE FIFTY-EIGHT: PROHIBITIONS**. Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not: **1)** Become guarantor of third party's liabilities, except: **a)** those guaranteeing corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, for liabilities incurred by them with financial and insurance institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors; and **b)** those liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies. **2)** Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations. ***FIFTH:*** That under authorization from the Regular Shareholders' Meeting, the articles of incorporation that are in force are integrated into one single Public Deed. Accordingly, the Articles of Incorporation of ISA shall read as follows: **CHAPTER I. NAME, INCORPORATION, DOMICILE AND TERM** – **ARTICLE ONE: NAME – LEGAL STATUS:** INTERCONEXION ELECTRICA S.A. E.S.P., who may also use the

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abbreviation "ISA E.S.P." is a mixed-ownership public utilities company, established as business corporation of the national order ascribed to the Ministry of Mines and Energy and regulated by the Domiciliary Public Utilities Law (Law 142 of 1994). **ARTICLE TWO: SHAREHOLDERS:** Any individual or legal person whatsoever who subscribes shares of the Corporation can be a shareholder. **ARTICLE THREE: DOMICILE:** The Corporation's main offices are located in the city of Medellin. The Board of Directors may establish branch offices when it shall be considered practical. **ARTICLE FOUR: TERM:** The term of the corporation is indefinite. **CHAPTER II. CORPORATE PURPOSE AND GENERAL PROVISIONS – ARTICLE FIVE: CORPORATE PURPOSE:** ISA's corporate purpose is: **1)** The operation and maintenance of its own transmission network. **2)** The expansion of the national interconnection network. **3)** The planning and coordination of the operation of the resources of the National Interconnected System. **4)** The administration of the Commercial Settlement System and the trading of energy on the Wholesale Energy Market. **5)** The development of telecommunication systems, activities and services. **6)** The direct or indirect participation in activities and services related to the transport of other energy sources, except where restricted by Law. **7)** The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies. **8)** To conduct for third parties any other activity related to the provision of electric power and telecommunications services, abiding by current regulations. **PARAGRAPH ONE:**

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In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections. **PARAGRAPH TWO:** Through its statutory body, the corporation may: 1) Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities. 2) Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose. 3) Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application. 4) Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal persons. 5) Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans. **PARAGRAPH THREE:** The Corporation,

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through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever. **ARTICLE SIX: NATIONAL DISPATCH CENTER:** In compliance with Law 143 of 1994, ISA shall organize the National Dispatch Center as one of its internal divisions, which shall carry out the duties provided in Article 34 of the Electricity Law (Law 143 of 1994). **ARTICLE SEVEN: INVESTMENT PROGRAMS:** To comply with its corporate purpose, ISA shall develop its investment programs and shall market its services based on criteria of economic and financial returns subject to the regulations and procedures approved by the competent authority. **CHAPTER III. CAPITAL AND SHARES – ARTICLE EIGHT: CAPITAL STOCK:** The Corporation has authorized capital of THIRTY-FIVE THOUSAND MILLION PESOS ($35,000 millions), divided into ONE THOUSAND SIXTY-SEVEN MILLION SEVENTY-THREE THOUSAND ONE HUNDRED AND SEVENTY POINT FIVE FIVE SEVEN FIVE NINE ZERO (1,067,073,170.557590) shares, each with par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO ($32.80000000535200). The subscribed and paid-in capital to date amounts to TWENTY-FOUR THOUSAND FIVE HUNDRED FOURTEEN MILLION THREE HUNDRED THOUSAND PESOS (24,514.3 million) corresponding to SEVEN HUNDRED FORTY-SEVEN MILLION THREE HUNDRED EIGHTY-SEVEN THOUSAND ONE HUNDRED AND NINETY-FIVE

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(747,387,195) shares, each with par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO ($32.80000000535200). Subscribed capital is divided as follows: 1) TWENTY-FOUR THOUSAND FIVE HUNDRED FOURTEEN MILLION THREE HUNDRED THOUSAND PESOS ($24,514.3 million) represented in shares, corresponding to the contributions made by shareholders. 2) The value of the shares subscribed and paid in by private natural or legal persons that are part of the corporation that will also have a par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO ($32.80000000535200) each. **ARTICLE NINE: SHAREHOLDER REGISTER:** The Corporation shall keep a Shareholder Register previously filed with the Chamber of Commerce of its main domicile, showing the names of shareholders, the number of shares corresponding to each one, the certificate or certificates with the respective numbers and dates of recording and transfers, pledges, usufructs, attachments, and legal actions, as well as any other acts subject to recording according to the law. **PARAGRAPH:** In the event the Corporation lists its shares on a Stock Exchange, the Company may delegate the keeping of the shareholder register to a specialized entity legally authorized thereto, prior approval of the Board of Directors. **ARTICLE TEN: CHARACTERISTICS OF THE SHARES:** The shares in which the capital stock of the Corporation is divided are registered shares and of two (2) types: Common Shares and Preferred Shares. All the shares into which the

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Corporation's capital stock is divided shall circulate in a dematerialized or materialized way as decided by the Board of Directors in the respective placement regulations. They are to be paid in cash and shall be represented by one or several global certificates that represent all or part of the shares, or in certificates issued in numbered and continued series, signed by the General Manager and the Secretary, and must satisfy the requirements set forth in Article four hundred one (401) of the Commercial Code. Global Title(s) or interim or definitive certificates, whichever is applicable, shall be issued within thirty (30) days following the date of the agreement of subscription of shares, as established in Article four hundred (400) of the Commercial Code. **ARTICLE ELEVEN: CERTIFICATES:** The certificate or certificates of shares placed, transferred or encumbered that circulate in a dematerialized way, shall be kept under the custody and administration of a specialized entity or a centralized depository of securities experienced in this type of activities previously selected by the Board of Directors. The entity selected shall make the corresponding annotations of subscribers and shall keep the shareholder register. Shareholders may request a certificate entitling them to the exercise of the rights inherent to their capacity. However, the Shareholders' Meeting may determine that shares are to circulate physically, in which case the approval of a majority shall suffice, without implying an amendment to the articles of incorporation. In this case, each shareholder shall receive a certificate representing his shares, unless he prefers several certificates for several partial amounts of the

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total he is entitled to. The contents and characteristics of the certificates shall be subject to relevant legal provisions. If the price of the shares has not been fully paid for, the corporation may only issue provisional certificates. **PARAGRAPH ONE: APPLICABLE REGULATIONS:** Except as otherwise provided herein, the circulation, liens and any other issue related to dematerialized shares shall be governed by the provisions applicable to dematerialized securities, as well as by any other current or subsequent regulation that may complement, modify or supplement them. **PARAGRAPH TWO: SHAREHOLDER DEFAULT:** In the event a shareholder is in default of payment of the shares he has subscribed, he may not exercise the political and economic rights inherent to them, without limitation upon the provisions of Article 150 of the Commercial Code. For such effect the Corporation directly, or through the specialized entity upon which it has delegated this function, shall record payments made and balances outstanding. **PARAGRAPH THREE: EXECUTION OF DEBTORS IN DEFAULT:** The Placement Regulations may regulate the procedure for execution of encumbrances and the application of mechanisms established by Article 397 of the Commercial Code to any shareholder who is in default in the payment of his shares. **ARTICLE TWELVE: ATTACHED SHARES OR SHARES UNDER LITIGATION:** The attachment shall be entered in the Shareholder Register under the terms of Article 415 of the Commercial Code. Without permission from the judge in charge of the respective process, shares whose ownership is under litigation cannot be disposed of.

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Authorization from the plaintiff is also required to transfer attached shares. Consequently, the Corporation shall abstain from recording any transfer or lien from the moment the judge has reported the attachment or serviced the lawsuit, as the case may be. Attachment of shares shall cover the corresponding dividend, and may be limited only to such dividend. In this event, attachment is performed by order of the judge authorizing the Corporation to withhold and place the respective amounts at his disposal. **PARAGRAPH ONE:** In case of theft of a registered certificate, the Corporation shall replace it and provide a duplicate to the owner recorded in the book "Register and Liens of Shares". The shareholder must support the fact with the Board of Directors, and in any event, he must submit an authentic specimen of the respective criminal report. When a shareholder requests a duplicate due to loss of a certificate, he shall submit the guarantee required by the Board of Directors. Shall the lost certificate appear, its holder shall return the duplicate to the Corporation, and the Board of Directors shall destroy it and shall record this fact in the minutes of the corresponding meeting. When a duplicate is requested because of deterioration of the original, the holder must deliver the respective certificate for the Corporation to cancel it. **PARAGRAPH TWO:** Pledged Shares. The pledge is legalized through its recording on the book of "Register and Liens of Shares", and it shall not give the creditor the rights inherent to the capacity of shareholder, except by virtue of explicit covenant or agreement. The document with such covenant is sufficient to prove the creditor's rights. **PARAGRAPH THREE:** In the

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case of usufruct duly reported to the Corporation, the Corporation shall recognize all the rights derived from the shares to the beneficiary except those rights inherent to the legal title, such as the right to alienate them and to subscribe new issues of shares, including those to be distributed as stock dividends, which correspond to the legal owner, except a covenant to the contrary. **ARTICLE THIRTEEN: EQUALITY OF RIGHTS:** ISA recognizes the importance of its shareholders and investors. Accordingly, and with social responsibility, it seeks not only the return of their investment and the increase of the Company value but also to guarantee the full exercise of their rights and the strict compliance of their duties. The Corporation shall give same treatment regarding petitions, claims and information, to its investors and shareholders, regardless of the value of their investment or number of shares represented by them. **ARTICLE FOURTEEN: SHAREHOLDERS' RIGHTS:** Without limitation upon any other rights granted by the Law, the Regulations and these Articles of Incorporation, shareholders shall be entitled to the following rights: 1) Participate in the deliberations of the meetings and vote thereat. 2) Subject to the provisions of these Articles of Incorporation and the Law, receive the pro rata portion of the corporate benefits established in the end-of-period balance sheet. 3) Negotiate the shares under the terms of these Articles of Incorporation. 4) Inspect, at their discretion, within fifteen (15) business days prior to the Shareholders' Meeting, where the end-of-period balance sheet is to be considered, the books and other documents referred to in Articles 446 and 447 of the Commercial Code. 5) Receive

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pro rata to the value of their shares, a portion of the corporate assets, upon liquidation and after payment of the external liabilities of the Corporation. 6) Representation to the Corporation: For any purpose, shareholders may be represented through a written document where the name of the representative and the extension of the power are expressed. The power of representation at the Shareholders' Meeting must comply with the provisions of Article 184 of the Commercial Code. 7) Indivisibility of shares. Shares shall be indivisible and, consequently, when for any legal or contractual reason one or several shares belong to a plural number of people, these must appoint a common representative who shall exercise the rights corresponding to their capacity as shareholders. The appointment of a representative shall be made subject to the provisions of Article 378 of the Commercial Code. 8) Representation of shareholders. There is no restriction whatsoever regarding the shareholders' right to vote. Each shareholder, either a natural or a legal person, may appoint only one main representative to the Shareholders' Meeting, regardless of the number of shares he owns. The representative of a shareholder cannot fraction the vote of his principal, which means that he is not allowed to vote with one or several shares represented by him in one sense or for certain people, and with another share or shares in a different sense or for other people. But this individuality of vote does not prevent the representative of the vote of several shares from voting in each case by adhering separately to the instructions given by each principal person or group. **ARTICLE**

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FIFTEEN: SETTLING OF DISPUTES: Any dispute that may arise between the Corporation and shareholders or investors, shall be tried to be solved first through direct settlement, secondly through amicable compounders, thirdly through conciliators of the center of arbitration and commercial conciliation of the Medellin Chamber of Commerce, and lastly through an Arbitration Board, operating in the same city and whose decision shall be *de jure*. **ARTICLE SIXTEEN: NEGOTIATION BETWEEN PUBLIC AND PRIVATE SHAREHOLDERS:** Upon satisfaction of the requirements set forth in the foregoing Article, when a State shareholder intends to dispose of its shares, or a portion thereof, in favor of private natural or legal persons, the provisions of Law 226 of 1995 or any rules that amend or supersede it, shall be applied. **CHAPTER IV: CORPORATE BODIES. ARTICLE SEVENTEEN: CORPORATE BODIES:** ISA will be directed an administered by the Shareholders' Meeting, the Board of Directors and the General Manager. **CHAPTER V: SHAREHOLDERS' MEETING. ARTICLE EIGHTEEN: SHAREHOLDERS' MEETING – COMPOSITION:** The Shareholders' Meeting is constituted by the shareholders gathered with the quorum and conditions stipulated in the following articles. There shall be two types of meetings: regular meetings and special meetings. **ARTICLE NINETEEN: REGULAR MEETINGS:** Regular Shareholders' Meetings shall be held at the corporate domicile, within the first three months of each year, on the day, time and place indicated in the notice of the meeting, which must be made at least fifteen (15) business days, through notice published in one

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of the newspapers of largest circulation, or through written communication sent to each shareholder, at the address registered in the books of the corporation; the appropriate Superintendency must be informed of the foregoing. **PARAGRAPH:** If it is not convened, the Regular Meeting shall be held in its own right on the first business day of April at 10:00 am at the corporation's offices in Medellin. **ARTICLE TWENTY: DUTIES:** In its regular meetings, the Shareholders' Meeting shall examine the condition of the corporation; elect the principal members of the Board of Directors and their alternates; modify the economic regime of Management; consider the accounts and balance sheets of the previous fiscal period; rule about the distribution of profits; agree on the provisions demanded by the fulfillment of the corporate purpose and the common interest of shareholders. **ARTICLE TWENTY-ONE: SPECIAL MEETINGS:** Special Shareholders' Meetings shall be held when required by unforeseen or urgent needs of the company and convened through notice of meeting made by the General Manager, the Auditor of the official entity exercising permanent control over the corporation, the Board of Directors, or by request of shareholders representing at least twenty percent (20%) of subscribed shares made to said officers. Nevertheless, the Shareholder's Meeting may be validly held and without previous notice, as Special Meeting, when all the subscribed shares are represented. The notice of meeting must be given five (5) calendar days before the meeting through a letter sent to the last address of each shareholder registered in the company's books, or through publication in a daily

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newspaper with nationwide circulation where the business to be dealt with at the Special Meeting shall be set out. The Special Meeting may not adopt definitive decisions on issues different from those stated in the notice for each Special Meeting, unless the majority of the votes present shall decide so. **ARTICLE TWENTY-TWO: QUORUM TO DELIBERATE:** A plural number of shareholders representing at least an absolute majority of subscribed shares shall constitute a quorum to deliberate both at regular meetings and special meetings. Decisions shall be made by the majority of votes present, unless the law or the articles of incorporation shall require a special majority for certain issues. **ARTICLE TWENTY-THREE: NEW NOTICE OF MEETING:** If after being convened, the Meeting is not held for lack of quorum, a new meeting shall be convened which shall be validly held and decide with a plural number of shareholders regardless of the number of shares represented at such meeting. The new meeting shall be held not before ten (10) business days nor after thirty (30) business days, counted from the date set for the first meeting. When the Meeting takes place on its own right on the first business day of April, it may also validly deliberate and decide according to this Article. **ARTICLE TWENTY-FOUR: PRESIDENT:** The Shareholders' Meeting shall be chaired by the person appointed by such Meeting. **ARTICLE TWENTY-FIVE: MINUTES:** The agreements, decisions, votes, and other acts of the Shareholders' Meeting, the summary of deliberations, list of attendants with indications of type and number of own or other people's shares represented, and the kind of notice of

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the meeting shall be recorded in the Minutes which shall be approved by the shareholders present at such meeting or by a commission appointed by it to this end and signed by those who must approve it, that is, the Chairman and the Secretary of the meeting. In the absence of any of these two officers, the minute shall be signed by the Auditor. Additionally, if the balance sheet and the Auditor's report are not attached to the minutes, a certification of their presentation shall be included in the minutes of the meetings, and that the documents referred to in Articles 446 and 447 of the Commercial Code were made available to shareholders, at the General Manager's Office, fifteen (15) business days before the date of the meeting. The minutes shall be recorded in strict chronological order in a special book, bound and with numbered pages, registered at the Chamber of Commerce of Medellin. Copies of such minutes, duly authenticated, shall be sent to the Superintendency of Domiciliary Public Utilities. **ARTICLE TWENTY-SIX: AUTHORITY:** The Shareholders' Meeting has the following powers: 1) Issue its own rules. 2) Issue and amend the articles of incorporation of the corporation. 3) Appoint, for one (1) year terms, the members of the Board of Directors and their alternates and set their respective fees. 4) Examine, approve or disapprove the balance sheet, the accounts and the project of distribution of earnings which the General Manager must submit to the regular shareholders' meetings. 5) Decide the appropriation of special reserves other than the legal reserve. 6) Subject to the law, declare the distribution of earnings set forth in the balance sheet, determine the amount of

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earnings to be distributed, the term and ways of paying dividends. The Shareholders' Meeting may determine that the sums available at any time for dividend distribution be totally or partially capitalized and that their value be distributed in shares of the Corporation among the shareholders pro rata to those owned on the date of capitalization. 7) Study the reports presented by the Board of Directors and the Auditor, as well the report on the advancement of the Good Governance Code submitted by the Board of Directors and the General Manager. 8) Keep the minutes and send copies thereof, of the balance sheets and of the income statements to the Superintendency of Domiciliary Public Utilities. 9) Appoint the Auditor and his alternate and set their remuneration; additionally create the positions required by the Auditor's Office and set their remuneration. 10) Agree on the way losses, if any, are to be offset. 11) Decide capital increases without limitation upon the power of the Board of Directors to increase authorized capital in the cases stipulated in Article 19, number 19.4 of Law 142 of 1994. 12) Authorize any issuance and placement of shares on reserve. It may also order the issuance of bonds, convertible or not in either common shares or preferred shares. 13). Authorize any issuance of preferred or non-voting shares and order the decrease or suppression of privileges. 14) Order the reacquisition of the Company's own shares and their subsequent transfer. 15) Decide the extraordinary dissolution of the Company and authorize its transformation or merger with another or other companies, or its spin-off. 16) The sale, liquidation, transfer for any reason or

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disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. 17) Restructure ISA's capital stock. 18) To convert into shares debt securities that may constitute a capital contribution of more than two (2) monthly statutory minimum wages. 19) The decision that shares issued and offered within ISA's capitalization processes, be placed without subjection to preemptive rights. 20) Any change in ISA's dividend policy. 21) The Shareholders' Meeting with favorable vote of eighty percent (80%) of shares represented shall decide and approve the payment of stock dividends. 22) Any others granted by these Articles of Incorporation. **PARAGRAPH:** Market Capitalization is understood as the product of the stock average price in the Stock Exchange during the past ten (10) days multiplied by the number of outstanding Preferred and Common Shares, disregarding the fact that the latter are not listed on the Stock Exchange, as of the date prior to the date when the meeting is to be held or the decision is to be made. **CHAPTER VI: THE BOARD OF DIRECTORS. ARTICLE TWENTY-SEVEN: THE BOARD OF DIRECTORS:** The Board of Directors of ISA shall consist of seven (7) members, each one with a personal alternate, elected by the proportional representation voting method for a one (1) year term and they can be reelected or removed at any time by the Shareholders' Meeting. The members

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of the Board of Directors shall be elected taking into account the proportional representation of the stock ownership of each shareholder and under the criteria of their professional capabilities and fitness and acknowledged moral solvency. **PARAGRAPH:** The designation as member of the Board of Directors of ISA may be made to the individual or to the specific position. **ARTICLE TWENTY-EIGHT: CHAIR OF THE BOARD OF DIRECTORS:** The Board of Directors shall elect among its members a chairman to preside the meetings. The chairman shall submit to each Shareholders' Meeting a report on the performance of the Board of Directors including: a) Meetings held and their periodicity. b) Attendance to the meetings of the Board of Directors of every principal and alternate member. c) Preparation of items to be dealt with at the meeting. **PARAGRAPH:** The members of the Board of Directors shall evaluate themselves according to the procedure defined by the Board. The Chairman shall report the results of the evaluation to the Shareholders' Meeting. **ARTICLE TWENTY-NINE: EXTENSION OF THE TERM OF THE BOARD OF DIRECTORS:** If the term of the members of the Board of Directors elected by the Shareholders' Meeting expires and no new election has taken place, such members shall continue exercising their positions until a new election is held as provided in these articles of incorporation. **ARTICLE THIRTY: MEETINGS OF THE BOARD OF DIRECTORS:** The Board of Directors shall meet at the corporation's offices or at any other place designated by the same Board, usually at least once a month, on the days it may determine, and extraordinarily, called by

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itself, the General Manager, the Auditor or two principal members. **ARTICLE THIRTY-ONE: QUORUM TO DELIBERATE:** The Board of Directors may not deliberate nor validly make decisions with fewer than six (6) members of which, at least three (3) must be principal members. **ARTICLE THIRTY-TWO: QUORUM TO MAKE DECISIONS:** The decisions of the Board of Directors shall be adopted with the favorable vote of at least five (5) of the members present at each meeting. **ARTICLE THIRTY-THREE: VOTES:** The General Manager shall have the right of speaking at the meetings of the Board of Directors, but he cannot vote its decisions. **ARTICLE THIRTY-FOUR: DUTIES OF THE BOARD OF DIRECTORS:** The duties of the Board of Directors are: 1) Appoint the General Manager of the Corporation and two (2) alternates, first and second, under the criteria of qualification, knowledge, experience and leadership; remove them from their position, reelect them, and determine the remuneration of the principal and evaluate him as provided in the Integral Management Chart adopted by the Company. Likewise, the Board of Directors shall appoint, attorneys at law who shall represent the Corporation to the judicial, administrative and police authorities. 2) Decide about the excuses and licenses presented by the General Manager. 3) Approve the labor policy, number of employees and parameters for their remuneration. 4) Adopt the contractual regulations; indicate the criteria, procedures and authority which the Corporation must adhere to regarding contractual matters. 5) Approve the annual budget of the Corporation. 6) Present the accounts, balance

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sheet and inventories of the Corporation to the Shareholders' Meeting; propose the approval of reserve funds that in addition to the legal reserve, it considers convenient for the Corporation, and propose the distribution of earnings. 7) Examine, when it considers it necessary, the documents and books of the Corporation; present to the Shareholders' Meeting a detailed report of the condition of the Corporate business according to Articles 46 and 47 of Law 222 of 1995. 8) Decide increases in the authorized capital for new investments in the infrastructure of utilities associated with the corporate purpose. 9) Approve the appraisal of property received by the company as payment in kind for shares subscribed. 10) Regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus. 11) Set the date for the regular Shareholders' Meetings and convene special meetings when it considers it convenient. 12) Act as a consulting body for all the issues required by the General Manager. 13) Authorize the establishment of branch offices in the places it considers advisable. 14) Delegate to the General Manager any or some duties that can be delegated according to the law. 15) Authorize the General Manager to delegate any or some of his statutory or legal duties. 16) Implement the Internal Ruling for the correct functioning and administration of regular and special Shareholders' Meetings. 17) Authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted with affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of

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twelve (12) consecutive months. 18) Deliberate and decide on the following: a) The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount is greater than five point zero percent (5.0%) and less than fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. b) Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization. c) The execution of transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent or subsidiary companies of its majority shareholders, or in general with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied by ISA to transactions with unrelated third parties, that is, under market conditions. **PARAGRAPH**: For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent

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company, as well as parent and subsidiary companies of ISA's majority shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation. 19) Take specific measures regarding the Corporation's governance, conduct and information in order to guarantee respect for the rights of those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs, and present to the Shareholders' Meeting through the General Manager, a report on the foregoing issues. 20) Watch for the effective compliance with the requirements of market regulatory bodies. 21) Guarantee respect for the rights of every shareholder and of others investing in its securities according to the parameters set by market regulatory bodies. 22) Approve the Good Governance Code presented by the General Manager compiling all regulations and systems required by current regulations and watch for its effective compliance. For that matter it may appoint a Control Committee that will be in charge of such issues. 23) Any others granted by the law and these articles of incorporation. **ARTICLE THIRTY-FIVE: MINUTES:** The meetings of the Board of Directors shall be recorded in minutes on the corresponding book and they shall be signed by the chairman of the Board and by the person who acted as secretary.

CHAPTER VII: THE GENERAL MANAGER AND OTHER PROVISIONS:

ARTICLE THIRTY-SIX: THE GENERAL MANAGER: The direction of the

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administration and the legal representation of the Corporation shall be in the charge of the General Manager who shall be elected by the Board of Directors. The General Manager shall have two alternates, first and second, appointed by the Board of Directors, who in their order shall replace him in his absolute, temporary or accidental absences. **PARAGRAPH:** Attorneys at law appointed by the Board of Directors shall represent the Corporation to the judicial, administrative and police authorities. **ARTICLE THIRTY-SEVEN: LEGAL REPRESENTATIVE:** The General Manager shall be the legal representative of the Corporation and shall be in charge of the direction and administration of the corporate business. The General Manager may not be a member of the Board of Directors, but this body can temporarily appoint any of its members as General Manager. **ARTICLE THIRTY-EIGHT: SUBORDINATION:** All the employees of the Corporation are subordinated to and under the orders and immediate supervision of the General Manager, except the Auditor who depends directly from the Shareholders' Meeting. **ARTICLE THIRTY-NINE: CONFLICT OF INTEREST:** Any person employed by the Corporation shall act with due diligence and loyalty. Executives, managers and employees of the Corporation are considered to be in a conflict of interest situation when, by reason of their duties, in making a decision, or performing or abstaining from performing an action, they have the possibility of choosing between the interest of the Corporation, customer, user or supplier and their own personal interest or that of a third party, so that, should they opt for either of the latter they

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would obtain undue pecuniary and/or extra-economic benefit they wouldn't otherwise obtain, thus ignoring a legal, contractual, statutory or ethical obligation. When facing a conflict of interest, or in doubt about its existence, the following procedure must be followed: a) Report the conflict in detailed writing addressed to the immediate superior, who shall designate the employee to carry on with the process. b) Abstain from intervening, directly or indirectly, in the activities and decisions related to the conflict, and cease all actions when becoming aware about the existence of conflict of interest. Members of the Board of Directors shall report to the Board any conflict of interest. The doubt about the existence of a conflict of interest does not exempt any member of the Board of Directors from the obligation of abstaining from participating in the respective activities. **ARTICLE FORTY: INFORMATION:** Any person employed by ISA shall exercise special care in handling information classified as reserved, especially information related to its competitive advantage, corporate strategy, competition, prices and campaigns. With the exception of reserved information or information that may jeopardize the Company's business or affect third party's rights, the Corporation shall supply general information according to the methodology and periodicity determined by the Board of Directors, so as to allow shareholders and other investors to have timely and accurate information for their investments. **PARAGRAPH:** Criteria for the supply, medium and periodicity of information are established in the Good Governance Code. **ARTICLE FORTY-ONE: DUTIES:** The duties of the General Manager are to: 1)

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Carry out and cause all the transactions and authorizations included within the corporate purpose to be carried out. 2) Enter into and subscribe all the agreements and obligations of the Corporation within the criteria established by the Board of Directors. Delegate the execution of contracts, decentralize the execution of calls for bids and tenders, the ordering of expenditures and authorization of payments to employees holding executive positions, according to the regulations about contracts issued by the Board of Directors. 3) Prepare and execute the budget approved by the Board of Directors. 4) Design and execute the development and yearly action plans as well as the investment, maintenance and expenditure programs. 5) Direct the labor relations with authority to delegate duties on this matter, and exercise authority to appoint the personnel taking into account the number of people in the payroll approved by the Board of Directors. 6) Define the organizational and wage structure of the Corporation. 7) Make available to the shareholders, at least fifteen (15) business days before any regular Shareholders' Meeting, the inventory, balance sheet, accounts and an explanatory recount about the corporate business along with a project for the distribution of earnings, if any, duly approved by the Board of Directors. 8) Determine the investment of the funds available that are not necessary for the immediate operations of the Corporation. 9) Examine the books, accounts, correspondence, cash documents of the Corporation and verify the inventories and securities. 10) Direct the accounting and make sure that it is carried according to the legal regulations applicable. 11) Submit any discrepancies

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arising between the Corporation and third parties to the decisions of arbitrators according to the provisions of the law on such matters, compromise, or conciliate them with the consent of the third party, or take them to the competent jurisdiction, as the case may be. 12) Appoint attorneys at law to represent the Corporation in judicial, out-of-court and administrative actions, set their fees, and delegate powers to them. 13) Render justified accounts of his management in the cases determined by the Law. 14) Convene the Board of Directors and the Shareholders' Meeting to regular and special meetings. 15) Establish and direct the internal control of the Corporation, according to the provisions of Article 46 and subsequent Articles of Law 142 of 1994. 16) Appear before a Notary Public to legalize the amendments to the Articles of Incorporation and the decisions of the Shareholders' Meeting and the Board of Directors that need to be formalized as public deed. 17) Present to the Board of Directors and ensure compliance of the specific measures regarding the governance of the Corporation, its conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs. 18) Guarantee the respect for every shareholder and security investor according to the parameters established by market control bodies, and in association with the Board of Directors present to the Shareholders' Meeting a report on the advancement of the Good Governance Code. 19) Provide the market with timely, complete and accurate information about its financial statements and corporate

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and administrative conduct, without limitation upon the provisions of articles 23 and 48 of Law 222 of 1995. 20) Compile in a good governance code to be presented to the Board of Directors for its approval, all the regulations and systems required by the Law, and have it permanently available to investors at the offices of the Corporation. 21) Announce in a national circulation newspaper the adoption of the good governance code and every amendment, change or supplement thereto, and indicate the procedure for the public to examine it. 22) Carry out every procedure necessary for the on-line connection of the Corporation to the centralized security depository where the securities issued by the Corporation have been deposited, or agree with the depository the keeping of the shares register in the Corporation's name. 23) Exercise all the other statutory and legal duties assigned or delegated by the Shareholders' Meeting and the Board of Directors. **CHAPTER VIII: THE AUDITOR AND SPECIAL AUDITS. ARTICLE FORTY-TWO: THE AUDITOR:** The Corporation shall have an Auditor, and his alternate, who shall replace him in his absolute, temporary or accidental absences, elected by the Shareholders' Meeting for a one (1) year term and who may be reelected. **ARTICLE FORTY-THREE: REMUNERATION:** The Shareholders' Meeting shall fix the Auditor's remuneration. The Auditor shall ask the Shareholders' Meeting for the creation of the positions and the remuneration of the staff his office shall require for the good execution of his duties; such personnel shall be appointed and removed by the Auditor, from whom they depend, and they must act according to his orders and instructions.

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ARTICLE FORTY-FOUR: DUTIES: Without limitation upon the duties provided by the law and the by-laws, the Auditor shall have the following duties: 1) Verify that the operations entered into or executed by the Corporation comply with the provisions of the Articles of Incorporation and the decisions of the Shareholders' Meeting and the Board of Directors. 2) Examine all the operations, inventories, minutes, books, correspondence, account vouchers, and businesses of the Corporation. 3) Verify the cash count whenever he considers it necessary. 4) Verify all the securities of the Corporation and others under its custody. 5) Inspect the Corporation's property and procure that appropriate measures are taken for its preservation and security. 6) Report timely any irregularities that he may notice in the acts of the Corporation to the Shareholders' Meeting or to the Board of Directors, as the case may be. 7) Authorize the balance sheets with his signature. 8) Call the Shareholders' Meetings and the Board of Directors to special meetings when he considers it necessary. 9) Cooperate with the competent Superintendency in the inspection and supervision of the Corporation and provide it with the reports he is required or asked to present. 10) Participate in the deliberations of the Shareholders' Meeting and of the Board of Directors, when he is invited to them, with right to speaking but without right to voting. 11) Carry out the other duties established by law and these Articles of Incorporation, and those that being compatible with the previous duties, are assigned by the Shareholders' Meeting. 12) Ensure that management complies with the specific duties established by supervisory bodies, especially those related

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to information and the code of good governance. 13) Report any relevant finding to the corporate bodies, the authorities and the market. 14) See the complaints for violation of shareholders' and investors' rights and the results of the corresponding investigations, which he shall transmit to the Board of Directors and report to the Shareholders' Meeting. 15) All others set forth in Article 207 of the Commercial Code. **PARAGRAPH:** The duties of the Auditor are intended to exercise an active control over the property and activities of the Corporation, but he shall not be competent to intervene in the administrative activities thereof. He may only perform those administrative functions related to the organization of his office. **ARTICLE FORTY-FIVE: RESTRICTIONS TO HOLD THE POSITION OF AUDITOR:** The Corporation may not elect as its Auditor: a) Shareholders of the Corporation or partners of its subsidiary companies. 2) People joined by marriage or kinship within fourth (4th) degree of consanguinity, first (1st) degree resulting from adoption or second (2nd) degree in-law, or those who are copartners of limited liability corporations or similar corporations, of the administrators, or of the officers directly or indirectly handling the monies of the Corporation. 3) Those who have another position in the Corporation or in any of its subsidiaries. 4) Those who are not public accountants except when the Auditor is a legal person specialized in Auditing, which must appoint a Public Accountant to hold this position. 5) Those who are currently holding the position of Auditor in other five stock companies. 6) Those who are subject to any other restriction or legal incompatibility. **ARTICLE FORTY-SIX:**

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SPECIAL AUDITS: A plural number of shareholders representing at least five percent (5%) of subscribed shares, or a number of investors whose stake is equal to or greater than five percent (5%) of ISA's Market Capitalization at the time of the request, may request to the General Manager special audits whose cost and responsibility will be borne by the shareholders and investors who requested them. The request of special audits shall be in writing indicating the reasons thereto, the facts and operations to be audited, the length of the audit, as well as three (3) firms of acknowledged renown and recognition. When the percentage required to request a special audit consists of a plural number of shareholders, in their request they shall designate one representative for that effect. The request shall be answered by the General Manager within ten (10) business days, indicating the firms presented, the firm selected to carry out the audit, and the date of commencement of the audit. In his refusal to carry out the special audit, the General Manager shall set forth the reasons for his decision. Such decision may be presented for the consideration of the Board of Directors at the request of the interested party. The results of the special audit shall be presented first to the General Manager, who shall have ten (10) business days to express his opinion. These results and the opinion of the General Manager shall be transmitted to the Board of Directors and to the control and supervision entities. In the event of possible violation of legal regulations, the corresponding judicial and investigation authorities shall be informed. **CHAPTER IX: BALANCE SHEETS, DISTRIBUTION OF EARNINGS AND RESERVE**

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FUNDS: **ARTICLE FORTY-SEVEN: BALANCE SHEET:** On December thirty-first (31), each year, accounts shall be cut off, and the inventories and balance sheet of the Corporation shall be issued. **ARTICLE FORTY-EIGHT: APPROPRIATIONS:** In settling income accounts, provisions must be appropriated to cover future and identified expenses such as fringe benefits, deprecation, amortization, taxes, etc. **ARTICLE FORTY-NINE: INCOME:** Ten percent (10%) of distributable income so calculated shall be appropriated for the legal reserve, until it equals one half of the subscribed capital; when this limit is reached, the Corporation shall not be obligated to continue transferring such ten percent (10%) into this account, unless otherwise provided by the Shareholders' Meeting. Should the reserve decrease, the same ten percent (10%) of income shall be appropriated again until it equals fifty percent (50%) of subscribed capital. **ARTICLE FIFTY:** For matters of income distribution as provided by articles 155 and 454 of the Commercial Code, distributable income shall be computed through the following procedure: (a) From the Corporation's income taken from actual and accurate financial statements of each fiscal period, subtract the amounts corresponding to: (i) losses from previous fiscal periods (if any), (ii) legal reserve, (iii) tax appropriations; (b) To the balance so calculated apply the percentages determined by the aforementioned articles of the Commercial Code. This amount is the minimum amount to be distributed as dividend each period; (c) Balances remaining after distribution of minimum dividends shall be at the disposal of the Shareholders' Meeting for statutory and

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discretionary reserves or to be distributed as dividend in addition to the minimum dividend established by letter b) above. **PARAGRAPH**: Occasional reserves shall be appropriated when necessary to preserve the Corporation's financial soundness and ratios required both by rating agencies and commitments with financial institutions. **ARTICLE FIFTY-ONE: LOSSES:** Losses, if any, are offset with the reserves for this purpose, and in the absence of these, with the legal reserve. Reserves intended to absorb certain losses cannot be employed to cover any other losses, unless the Shareholders' Meeting decides otherwise. If the legal reserve is not sufficient to offset the losses, the corporate profits of the subsequent periods shall be applied to this end, until such loss is extinguished, and they may not have any other purpose. The Shareholders' Meeting may adopt or order measures directed to the re-establishment of the net worth when losses have placed it below fifty percent (50%) of subscribed capital, such as the sale of appreciated corporate property, reduction of the subscribed capital of the Corporation, made according to the law, or the issuance of new shares. Any of these measures must be taken within six (6) months after the determination of the loss. Otherwise, the Corporation must be dissolved. **<u>CHAPTER X: DISSOLUTION AND WINDING-UP</u>: ARTICLE FIFTY-TWO: DISSOLUTION:** The Corporation will be dissolved: a) Due to impossibility to implement its corporate purpose. 2) By reduction in the number of shareholders to less than the legal minimum number. 3) By decision of the Shareholders' Meeting with votes representing at least eighty percent (80%) of the subscribed capital. 4)

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By decision of the competent authority. 5) When there are losses that shall reduce the net worth below fifty percent (50%) of the subscribed capital. 6) For any other cause provided for in the Law. **ARTICLE FIFTY-THREE: WINDING-UP:** Upon the dissolution of the Corporation, its winding up shall be initiated, without limitation upon the adoption of the measures contained in Article sixty-one (61) of Law 142 of 1994, intended to guarantee the continuity of the provision of the services. 1) Except explicit legal provisions to the contrary, any act contrary to the winding-up shall cause the Liquidator or Liquidators and the Auditor, who have not opposed it, to be unlimitedly and jointly and severally liable. 2) The expression "UNDER WINDING-UP" must be added to the Corporate name, and in the event this requirement is omitted, if the Liquidator or Liquidators as well as the Auditor have not opposed it, they shall be unlimitedly and jointly and severally liable for any damages that may occur. **ARTICLE FIFTY-FOUR: PUBLIC DEED:** Once the Shareholders' Meeting has agreed on the dissolution, the General Manager shall formalize it in a public deed and shall comply with all other requirements provided by the law to this end. **ARTICLE FIFTY-FIVE: LIQUIDATOR:** The winding-up of the Corporation shall be executed by a person appointed by the Superintendency of Domiciliary Public Utilities; the liquidator shall act under his sole responsibility, and shall complete the winding-up in the term indicated by the Superintendent. **ARTICLE FIFTY-SIX: POWERS OF THE LIQUIDATOR:** The General Manager as liquidator, or the liquidators appointed by the Shareholders' Meeting have the

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duties and powers granted to them by Articles 232, 233 and 238 of the Commercial Code. **ARTICLE FIFTY-SEVEN: POWERS OF THE SHAREHOLDERS' MEETING:** During the winding-up, the powers of the Shareholders' Meeting shall survive as during the existence of the Corporation, with the only limitations imposed by its winding-up status. The Superintendent of Domiciliary Public Utilities may replace the liquidator or liquidators, approve or disapprove the winding-up accounts and settle, at his discretion, any other question that may arise. **CHAPTER XI: FINAL PROVISIONS: ARTICLE FIFTY-EIGHT: PROHIBITIONS:** Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not: **1)** Become guarantor of third party's liabilities, except: **a)** those guaranteeing corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, for liabilities incurred by them with financial and insurance institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors; and **b)** those liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies. **2)** Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations. **ARTICLE FIFTY-NINE: AMENDMENTS TO THE ARTICLES OF INCORPORATION:** Any amendments to

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Resolución Minjusticia 3157
Noviembre 20 de 1989

these Articles of Incorporation must be approved by the Shareholders' Meeting in one single debate, in regular or special meetings by the corresponding number of votes. **ARTICLE SIXTY: SUPPLEMENTAL REGULATIONS:** The rules of the Commercial Code and other legal provisions shall be applied to issues which are not provided for in these Articles of Incorporation. ***SIXTH:*** To be recorded with this Public Deed, attached is a copy, duly signed by the Secretary General of ISA, of Minutes 93 of March 29th, 2005 corresponding to the Regular Shareholders' Meeting that approved the partial amendment of the Articles of Incorporation, and the incorporation into one single deed of the Articles of Incorporation of ISA, including the amendment approved by the Shareholders' Meeting. Also attached is the Certificate of Incorporation and Incumbency of the Corporation. ***EXECUTION AND AUTHORIZATION:*** Once this public instrument was read by the person who appeared, who was also advised of the requirement of its filing with the Medellin Chamber of Commerce within the legal term, the instrument was found to conform accordingly; it was approved in all its parts and signed by him and the Notary Public who certifies and authorizes it. The following documents are put into record: Certificate of Incorporation and Incumbency of the Company Interconexion Electrica S.A. E.S.P., Minutes 93 of March 27th, 2005 corresponding to the Regular Shareholders' Meeting. The following Notary pages were used. From DA-00163648 to DA-00163653 and from DA-00163655 to DA-00163661.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

JAVIER GENARO GUTIERREZ PEMBERTHY

CC 19.168.740 from Bogota

MARTHA LUCIA CUARTAS VANEGAS

Single Notary Public of Sabaneta (Antioquia)

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 38 pages of Public Deed No. 410 of April 25, 2005

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, September 29, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989